Exhibit 12

FORD MOTOR COMPANY AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

First Half 2013
Earnings
Income/(Loss) before income taxes	$3,942
Add/(Deduct):
Equity in net income of affiliated companies	(487)
Dividends from affiliated companies	416
Fixed charges excluding capitalized interest	1,912
Amortization of capitalized interest	21
Earnings/(Losses)	$5,804

Fixed Charges
Interest expense	$1,824
Interest portion of rental expense (a)	88
Capitalized interest	8
Total fixed charges	$1,920

Ratios
Ratio of earnings to fixed charges	3.0
__________
(a) One-third of all rental expense is deemed to be interest.